UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 14, 2011
Commission File Number: 000-52509

Argonaut Gold Inc.
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

9604 Prototype Court
Reno, NV 89521
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Explanatory Note

This Form 6-K contains the registrant's Press Release, Restated Business Acquisition Report for the acquisition of Pediment Gold Corp. on January 27, 2011, Material Change Report Under National Instrument 51-102 and Letter to British Columbia, Alberta and Ontario Securities Commissions which are being filed concurrently herewith under the rules and regulations of the Ontario Securities Commission on SEDAR and are available at www.sedar.com under the Company's profile.

Argonaut Gold Inc. has filed a restatement of its April 11, 2011 business acquisition report (the "Report") in connection with its acquisition of the common shares of Pediment Gold Corporation. Argonaut discovered and corrected two sub-totalling calculation errors in the Report which were isolated, and, as restated, do not result in any change to any of the related column or row totals.

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the registrant and its business. Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words "believes," "expects," "intends," "may," "will," "should" or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of the registrant's management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this Form 6-K. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this Form 6-K speak only as of the date of this report and might not occur in light of these risks, uncertainties, and assumptions. The registrant undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 ARGONAUT GOLD INC.

By: /s/ Barry Dahl
                Barry Dahl, Chief Financial Officer

Date: April 14, 2011

Exhibit Index for Form 6-K

99.1 Press Release
99.2 Restated Business Acquisition Report
99.3 Material Change Report Under National Instrument 52-102
99.4 Letter to British Columbia, Alberta and Ontario Security Commission

Exhibit 99.1



Argonaut Gold Announces Q1 Gold Production of 18,005 0unces
El Castillo Production is on target for 70-75,000 ounces in 2011

Toronto, Ontario – (April 14, 2011) Argonaut Gold Inc. ("Argonaut" or the "Company"; TSX: AR), announced today that the Company produced 18,005 ounces of gold during the 1st quarter (ending March 31, 2011) at its 100% owned El Castillo Mine ("El Castillo"), located 100 km north of the city of Durango, Mexico. Expansion on the East Side of the property and the current core drilling program continue as expected at the property.

FIRST QUARTER PRODUCTION 2011

The El Castillo mine is targeting 70-75,000 ounces at $575-$600 cash cost in 2011. Currently, production is only coming from the West Side plant. During the first quarter work continued on the East Side expansion projects at El Castillo. Core drilling began at El Castillo, which is planned to provide samples for metallurgical testing of the sulphides at the property.

FIRST QUARTER 2011 HIGHLIGHTS:

Operations
- Continued >1.5 million total tonnes mined per month in the 1st quarter of 2011
- Record ore tonnes crushed for the 1st quarter of 729,104 tonnes, 132% increase over Q1 2010
- 28,225 ounces loaded on the pad for 1st quarter, 72% increase over Q1 2010
- Gold Production of 18,005 ounces for the 1st quarter, 76% increase over Q1 2010

East Side Expansion program
- Plant wet testing and barren pipe testing have been completed
- Loading of overliner, which is required before loading ore for leaching, is underway
- East Side crushing projects are well underway

2011 Exploration Programs
- El Castillo – 1,500 meter core drill program initiated to obtain sulphide samples for metallurgical test work
  - 7 out of an estimated 16 holes of sulphide core drilling complete
- San Antonio – 10,000 meter program
  - Drilling commenced with a total 1,000 meters completed by quarter end
- La Colorado – 19,000 meter RVC program, 6,000 meter core program and Becker drill program
  - Phase I of the Becker program complete on the ROM pad and stockpiles confirming mineralization.
  - 5,900 meters of the 19,000 meter RVC program complete
  - 650 meters of the 6,000 meter Core program complete
- Currently 7 drill rigs drilling across the projects including: 3 RC rigs and 4 Core rigs

Pete Dougherty, President and CEO of Argonaut Gold noted: "First Quarter gold production continued to be strong as a result of the improvements implemented in 2010. First Quarter production was consistent with production in the fourth quarter of 2010. The production rate of 18,000 ounces of gold in Q1 is on target with our forecasted production of 70-75,000 ounces in 2011". Discussing other developments at El Castillo, Dougherty added: "Construction continued on the East Side crushing circuit, processing plant, pads and ponds. A core drilling program that will enable us to conduct metallurgical testing on the sulphides at El Castillo has begun and we look forward to the metallurgical findings."

El Castillo Operating Statistics	Q1 2011 3/31/2011	Q1 2010 3/31/2010	% Change
Mining			
Total Tonnes mined	4,759,458	2,893,334	+65%
Tonnes Ore mined	2,538,264	1,316,547	+93%
Heap Leach Pad			
ROM Tonnes Ore (direct to leach pad)	1,813,011	999,121	+82%
Tonnes Crushed	729,104	314,405	+132%
Production			
Gold Grade (g/t)	0.35	0.39	- 12%
Gold Loaded to Pad (oz)	28,225	16,430	+72%
Gold Produced (oz)	18,005	10,242	+76%
Gold Sold	18,065	8,398	+115%

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will take place on Tuesday, May 10, 2011 at 10:00 a.m. ET, and will be held at the Fairmont Royal York in the Manitoba room, located at 100 Front Street West, Toronto, Ontario, Canada.

For further information please contact the Investor Relations Department or visit our website, www.argonautgoldinc.com.

Clarifications

The Company would like to make the following clarifications in connection with the Company's press release dated April 6, 2011 (the "Press Release"):

• The title of the Press Release referred to the Company's La Colorada Project as having an 'economic' resource. The Company advises that the current resource for the La Colorada Project has not yet been elevated to constitute a mineral reserve and as such does not yet have demonstrated economic viability;

• The resource table for the La Colorada Project contained in the Press Release was intended to include the separation of the measured and indicated resource, as noted below:

Location	Class	Au Cutoff (g/t)	Tonnes>Cutoff (tonnes)	Grade>Cutoff Au (g/t)	Grade>Cutoff Ag (g/t)	Contained Metal Au (ozs)	Contained Metal Ag (ozs)
El Creston	Measured	0.30	1,230,000	0.837	14.82	33,000	590,000
La Colorada	Measured	0.30	2,340,000	1.160	9.17	87,000	690,000
Total	**Measured**	**0.30**	**3,570,000**	**1.049**	**11.12**	**120,000**	**1,280,000**
El Creston	Indicated	0.30	3,830,000	0.912	13.763	112,000	1,690,000
La Colorada	Indicated	0.30	11,860,000	0.979	5.682	373,000	2,170,000
Total	**Indicated**	**0.30**	**15,690,0000**	**0.963**	**7.65**	**485,000**	**3,860,000**
El Creston	M&I	0.30	5,060,000	0.894	14.019	145,000	2,280,000
La Colorada	M&I	0.30	14,190,000	1.008	6.257	460,000	2,850,000
Total	**M&I**	**0.30**	**19,250,000**	**0.978**	**8.30**	**605,000**	**5,130,000**
El Creston	Inferred	0.30	4,070,000	0.981	15.719	128,000	2,060,000
La Colorada	Inferred	0.30	16,000,000	0.883	8.036	454,000	4,130,000
Total	**Inferred**	**0.30**	**20,070,000**	**0.903**	**9.59**	**582,000**	**6,190,000**

• The chart contained in the section entitled "Stockpile and Run of Mine Pad" is supported by the following disclosure from the NI 43-10 complaint technical report entitled "Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico" dated November 30, 2009 and available on www.sedar.com:

"Run-of-Mine Pad – A stockpile of run-of-mine (uncrushed material) from the Explorationes Eldorado S.A. de C.V. ("EESA") mining period measures approximately 200 m X 400 m, and between 15 to 18 m. deep. Pediment has estimated that there is a total of 1,567,800 metres[3] of mineralized material and assuming a density of 1.6, there could be roughly 2.5 million tonnes with a grade somewhere between 0.5 and 1.0 g/t Au. This material could possibly be crushed and re-processed by heap leaching in a future mining operation.

Stockpile Dump – A moderately sized waste dump stockpile from the EESA mining period measures approximately 400 m. X 250 m. Pediment has estimated that there is a total of 5,620,000 metres[3] of mineralized material. Utilizing a density of 1.9 there could be roughly 10,670,000 million tonnes of mineralized material."

The Company has filed a restatement of its April 11, 2011 business acquisition report in connection with its acquisition of the common shares of Pediment Gold Corporation.

About Argonaut
Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production-stage El Castillo Mine in the State of Durango, Mexico, the development stage San Antonio project, the past producing La Colorada project, and the exploration stage La Fortuna project, all of which are located in Mexico.

Cautionary Note Regarding Forward-looking Statements
This news release contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from management's current expectations. Actual results may differ materially due to a number of factors. Except as required by law, Argonaut Gold Inc.. assumes no obligation to update the forward-looking information contained in this news release.

Qualified Person
Preparation of this release was supervised by Thomas Burkhart, Argonaut's Vice President of Exploration, and a Qualified Person under NI 43-101. For additional information on El Castillo please refer to the "NI 43-101 Technical Report on Resources and Reserves, Argonaut Gold Inc., El Castillo Mine, Durango State, Mexico" dated Nov. 6, 2010 and available at Argonaut's website and profile on www.sedar.com.

For more information, contact:
Argonaut Gold Inc.
Nichole Cowles
Investor Relations Manager
Tel: (775) 284-4422 x 101
Email: nichole.cowles@argonautgoldinc.com
www.argonautgoldinc.com

ARGONAUT GOLD INC.
Form 51-102F4
Restated Business Acquisition Report

Argonaut Gold Inc. has filed this restatement of its April 11, 2011 business acquisition report (the "Report") in connection with its acquisition of the common shares of Pediment Gold Corporation. Argonaut discovered and corrected two sub-totalling calculation errors in the Report which were isolated, and, as restated, do not result in any change to any of the related column or row totals.

Item 1 Identity of Company

1.1 Name and Address of Company

Argonaut Gold Inc.
9604 Prototype Ct
Reno, Nevada
USA 89521

1.2 Executive Officer

Peter C. Dougherty
President and CEO of Argonaut Gold Inc.
9604 Prototype Ct
Reno, Nevada
USA 89521

Mr. Dougherty is knowledgeable about the significant acquisition and this Business Acquisition Report ("the Report"). Mr. Dougherty's business telephone number is (775) 284-4422.

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On January 27, 2011, Argonaut Gold Inc. ("Argonaut" or the "Company"), took up and accepted for payment in equity all 50,929,572 common shares of Pediment Gold Corporation ("Pediment") tendered, which represent all of the common shares of Pediment issued and outstanding. Pediment was in the business of gold exploration and development. Further information on Pediment's business can be found in Pediment's continuous disclosure documents available under Pediment's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

2.2 Date of Acquisition

January 27, 2011

2.3 Consideration (amounts expressed in United States dollars unless otherwise noted)

Argonaut acquired all of the issued and outstanding common shares of Pediment on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment common share. Argonaut also converted all outstanding Pediment stock options to Argonaut stock options at the same ratio.

Argonaut issued approximately 31.8 million common shares in exchange for the approximately 50.9 million Pediment shares issued and outstanding, and converted the outstanding Pediment stock options into approximately 1.6 million Argonaut stock options. The aggregate equity consideration paid by Argonaut has an estimate fair value of approximately $140.5 million (based on the Argonaut share price of C$4.26 as at January 27, 2011 and the assumptions used in the Black-Scholes option pricing model for the Argonaut options issued).

2.4 Effect on Financial Position

The effect of the acquisition on the Company's financial position is outlined in the pro forma consolidated financial statements, which financial statements are attached to this Report.

Argonaut plans to continue the exploration and development of the San Antonio and La Colorada projects owned by Pediment with a view to advancing them towards a production decision.

2.5 Prior valuation

None

2.6 Parties to transaction

The acquisition was not with an informed person, associate or affiliate (as such terms are defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations) of Argonaut.

2.7 Date of report

April 11, 2011, restated on April 14, 2011

Item 3 Financial Statements

Information is being incorporated by reference in this Report from documents filed with the securities commissions of Ontario, Alberta and British Columbia. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 9604 Prototype Court, Reno, Nevada 89521, Telephone: 775-284-4422. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com.

The following documents are incorporated by reference:

   A. the Audited Financial Statements of Argonaut Gold Inc. as at and for the years ended December 31, 2009 and December 31, 2010 available on www.sedar.com under Argonaut's profile; and

   B. the Audited Financial Statements of Pediment Gold Corp. as at and for the years ended September 30, 2009 and September 30, 2010 available on www.sedar.com under Pediments' profile.

Argonaut did not request and did not receive the consent of the auditors of Pediment Gold Corp. for the inclusion of the Auditors' Report in this Business Acquisition Report.

Attached to this Business Acquisition Report are the Unaudited Pro Forma Financial Statements of Argonaut Gold Inc. and Pediment Gold Corp. as at and for the year ended December 31, 2010.

Schedule A

Unaudited Pro Forma Financial Statements of Argonaut Gold Inc. and Pediment Gold Corp. as at and for the year ended December 31, 2010.

Argonaut Gold Inc.
Unaudited Pro Forma Consolidated Balance Sheet
December 31, 2010
(Expressed in U. S. dollars)

| | Argonaut Gold Inc. | Pediment Gold Corp. (a) | | | Adjustments | | Notes | Pro Forma Consolidated |
	As reported at December 31, 2010	As reported at September 30, 2010	Conforming adjustment (b)	As adjusted	Debit	Credit		
ASSETS								
Current								
Cash and cash equivalents	$ 25,394,399	$ 8,179,227	$ -	$ 8,179,227				$ 33,573,626
Marketable securities	22,601	-	-	-				22,601
Taxes Receivable		1,193,981	-	1,193,981				1,193,981
Accounts receivable	3,639,719	29,406	-	29,406				3,669,125
Inventories	21,207,064	-	-	-				21,207,064
Prepaid expenses and other assets	1,569,072	303,830	-	303,830				1,872,902
Total current assets	51,832,855	9,706,444	-	9,706,444				61,539,299
Mineral properties, plant and equipment	137,800,447	5,766,603	4,313,757	10,080,360	$ 171,476,904		3(b)&3(d)	319,357,711
Other Assets	1,636,878	226,836	-	226,836				1,863,714
TOTAL ASSETS	$ 191,270,180	$ 15,699,883	$ 4,313,757	$ 20,013,640				$ 382,760,724
LIABILITIES								
Current								
Accounts payable and accrued liabilities	$ 6,497,418	$ 1,257,728	$ -	$ 1,257,728		$ 1,690,000	3(a)	$ 9,445,146
Deferred revenue	1,932,307	-	-	-				1,932,307
Current future income tax liability	2,869,167	-	-	-				2,869,167
Total current liabilities	11,298,892	1,257,728	-	1,257,728				14,246,620
Long-term								
Long-term debt	6,194,207	-	-	-				6,194,207
Asset retirement obligations	1,996,270	-	-	-				1,996,270
Future income tax liability	34,286,943	-	-	-		48,013,525	2&3(c)	82,300,468
Total liabilities	53,776,312	1,257,728	-	1,257,728				104,737,565
SHAREHOLDERS' EQUITY								
Share capital	129,488,121	60,594,117	-	60,594,117	60,594,117	136,332,228	2&3(e)	265,820,349
Options and warrants issued for Pediment acquisition	-	-	-	-		4,197,063	2	4,197,063
Warrants	12,202,978	-	-	-				12,202,978
Contributed surplus	514,737	7,093,769	-	7,093,769	7,093,769		3(e)	514,737
Deficit	(4,711,968)	(53,245,731)	4,313,757	(48,931,974)		48,931,974	3(e)	(4,711,968)
Total shareholders' equity	137,493,868	14,442,155	4,313,757	18,755,912	$ 239,164,790	$239,164,790		278,023,159
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 191,270,180	$ 15,699,883	$ 4,313,757	$ 20,013,640				$ 382,760,724

(a) Translated from C$ to US$ at September 30, 2010 closing rate of 0.9718

(b) Policy difference adjustment - mineral properties and exploration expense

See accompanying notes to unaudited pro forma consolidated financial statements.

Argonaut Gold Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2010

(Expressed in U. S. dollars)

| | Argonaut Gold Inc. | Pediment Gold Corp. (a) | | | |
	As reported for the year ended December 31, 2010	As reported for the year ended September 30, 2010	Conforming adjustments (Note 3(d))	As adjusted	Pro Forma Consolidated
REVENUES	$ 51,562,435	$ -	$ -	$ -	$ 51,562,435
COST OF SALES					
Production, transportation and royalties	30,100,852	-	-	-	30,100,852
Depreciation, depletion and accretion	6,326,041	34,680	-	34,680	6,360,721
	36,426,893	34,680	-	34,680	36,461,573
OPERATING PROFIT (LOSS)	15,135,542	(34,680)	-	(34,680)	15,100,862
EXPENSES					
Exploration expense	-	4,313,757	(4,313,757)	-	-
General and administrative	6,223,363	2,721,554	-	2,721,554	8,944,917
	6,223,363	7,035,311	(4,313,757)	2,721,554	8,944,917
INCOME (LOSS) BEFORE UNDERNOTED	8,912,179	(7,069,991)	4,313,757	(2,756,234)	6,155,945
Interest (income)	-	(119,980)	-	(119,980)	(119,980)
Interest expense on long-term debt	326,729	-	-	-	326,729
Foreign exchange loss (gain)	1,341,922	103,675	-	103,675	1,445,597
Write-off of mineral properties	-	4	-	4	4
Change in fair value of marketable securities	2,175	-	-	-	2,175
	1,670,826	(16,301)	-	(16,301)	1,654,525
INCOME (LOSS) BEFORE INCOME TAXES	7,241,353	(7,053,690)	4,313,757	(2,739,933)	4,501,420
Income tax (expense)	(4,641,558)	-	-	-	(4,641,558)
NET LOSS FOR THE PERIOD	$ 2,599,795	$ (7,053,690)	$ 4,313,757	$(2,739,933)	$ (140,138)

(a) Translated from C$ to US$ using noon average exchange rate for the twelve month period October 1, 2009 to September 30, 2010 of 0.9609

Net loss per share - basic and diluted (Note 5)	$ (0.00)
Weighted average number of shares outstanding - basic (Note 5)	88,129,609

See accompanying notes to unaudited pro forma consolidated financial statements.

ARGONAUT GOLD INC.

NOTES TO THE UNAUDITED *PRO FORMA* CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

1. **Basis of presentation**

On January 27, 2011, Argonaut Gold Inc. ("Argonaut" or the "Company") completed the acquisition of Pediment Gold Corp. ("Pediment") under a court approved plan of arrangement (the "Arrangement"). Pursuant to the Arrangement, Argonaut has acquired all of the issued and outstanding common shares of Pediment ("Pediment Shares") and all the outstanding stock options of Pediment for equity consideration valued at approximately $140.5 million at the acquisition date. In accordance with the Arrangement, former Pediment shareholders received 0.625 of a common share of Argonaut ("Argonaut Shares") for each Pediment Share for a total of 31.8 million Argonaut Shares. Outstanding options to acquire Pediment Shares have been converted into options to acquire Argonaut Shares, adjusted in accordance with the same ratio. Argonaut issued approximately 1.6 million options in exchange for the outstanding options to acquire Pediment shares. Pediment holds the advanced exploration stage San Antonio project in the state of Baja California Sur, Mexico and the past producer and exploration stage La Colorada project in the state of Sonora, Mexico along with other early stage exploration properties in Mexico.

These unaudited *pro forma* consolidated financial statements have been compiled from and include:

(a) An unaudited *pro forma* consolidated balance sheet combining (i) the audited consolidated balance sheet of Argonaut as at December 31, 2010 with (ii) the audited consolidated balance sheet of Pediment as at September 30, 2010, converted from Canadian dollars to United States ("US") dollars at September 30, 2010, using a US/Canadian dollar closing exchange rate of 0.9718 and giving effect to the transaction as if it occurred on December 31, 2010.

(b) An unaudited *pro forma* consolidated interim statement of operations combining (i) the audited consolidated statement of operations of Argonaut for the year ended December 31, 2010 with (ii) audited consolidated statement of operations of Pediment for the year ended September 30, 2010, converted from Canadian dollars to US dollars using the average US/Canada dollar noon exchange rate for the year ended September 30, 2010 of 0.9609 and giving effect to the transaction as if it occurred on January 1, 2010.

The unaudited *pro forma* consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Argonaut for the year ended December 31, 2010. Management of Argonaut has consolidated certain line items from Pediment financial statements in an attempt to conform to the presentation of the Company's financial statements. It is management's opinion that these unaudited *pro forma* consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 2 in accordance with Canadian generally accepted accounting principles.

The unaudited *pro forma* consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Argonaut and Pediment described above. The unaudited *pro forma* consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the transaction been effected on the dates indicated. Further, the unaudited *pro forma* financial information is not necessarily indicative of the results of operations that may be obtained in the future. The *pro forma* adjustments and allocations of the purchase price for Pediment are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of Pediment that exist as of the date of the completion of the acquisition.

2. **Acquisition**

The transaction will be accounted for accounting purposes as an asset acquisition. In consideration for the acquisition of Pediment, the Company issued 0.625 shares of Argonaut common stock for each outstanding common share of Pediment totaling approximately 31.8 million Argonaut common shares, representing approximately $136.3 million total value based on the closing price of Argonaut's common shares on January 27, 2011 of C$4.26 per each Argonaut common share.

Each Pediment stock option which gives the holder the right to acquire common shares of Pediment when presented for execution was exchanged for a stock option which will give the holder the right to acquire common shares of Argonaut on the same basis as the exchange of Pediment common shares for Argonaut common shares. These options have been included in the purchase consideration at their fair value of approximately $4.2 million based on the Black-Scholes option pricing model.

The principal assumptions used in applying the Black-Scholes option pricing model were as follows:

Risk-free interest rate	3.60%
Dividend yield	N/A
Volatility factor	37.4%
Expected life – options	0.55 years

For the purpose of determining the value of the purchase consideration, the total number of shares and options issued in the acquisition of Pediment have been utilized in addition to transaction costs of approximately $1.69 million.

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. Final valuations of assets and liabilities are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process.

Common shares of Argonaut Gold Inc. issued on acquisition	$	136,332,228
Stock options to be exchanged for options of Pediment		4,197,063
Transaction costs		1,690,000
Acquisition cost	$	142,219,291
Net assets acquired:		
Cash and cash equivalents	$	8,179,227
Accounts receivable		1,223,387
Prepaid expenses and deposits		358,244
Mineral properties, plant and equipment		181,557,264
Intangible assets		172,422
Accounts payable and accrued liabilities		(1,257,728)
Future income tax liability		(48,013,525)
	$	142,219,291

3.   *Pro forma* **assumptions and adjustments**

The unaudited *pro forma* consolidated financial statements incorporate the following *pro forma* assumptions:

(a)   The total acquisition cost of $142,219,291, including accrued transaction costs, has been allocated to the acquired assets and liabilities on a *pro forma* basis as described in Note 2.

(b)   The excess of the purchase consideration over the carrying values of the net assets of Pediment (after adjusting for differences in accounting policies applied by Pediment from those applied by Argonaut, as described in (d) below), in the amount of $171,476,904 (including related future tax liability of $48,013,525) has been assigned to the acquired mineral properties.

(c)   The incremental future tax liability is presented on the *pro forma* balance sheet as an additional tax liability of $48,013,525.

(d)   Exploration expenses in the amount of $4,313,757 have been eliminated from the statement of operations of Pediment for the year ended September 30, 2010 and recorded as additional mineral property costs on the balance sheet of Pediment as conforming adjustments in these pro forma consolidated financial statements to reflect an accounting policy difference adjustment. This is because Pediment expensed exploration expenditures whereas Argonaut would have capitalized such expenditures under its accounting policies.

(e)   Shareholders' equity balances of Pediment are eliminated in the transaction adjustment.

4.   *Pro forma* **share capital**

Pro forma share capital as at December 31, 2010 has been determined as follows:

	Number of shares		Amount
Number of Argonaut common shares issued and outstanding	56,298,626	$	129,488,121
Number of Argonaut shares issued for Pediment shares	31,830,983		136,332,228
Pro forma balance	88,129,609	$	265,820,349

5.   *Pro forma* **loss per share**

	Year ended December 31, 2010
	(Shares or dollars)
Actual weighted average number of Argonaut common shares outstanding	56,298,626
Number of Argonaut shares issued for Pediment shares	31,830,983
Pro forma weighted average number of Argonaut shares outstanding	88,129,609
Pro forma net loss	$ (140,138)
Pro forma adjusted loss per share - basic and fully diluted	$ -

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Argonaut Gold Inc.
9604 Prototype Court
Reno, Nevada 89521

Item 2. – Date of Material Change:

April 14, 2011

Item 3. – Press Release:

A news release was issued through newswire services on April 14, 2011.

Item 4. – Summary of Material Change:

On April 14, 2011, Argonaut Gold Inc. ("Argonaut" or the "Company"; TSX: AR), announced production results for the first quarter of 2011. The announcement included that Argonaut produced 18,005 ounces of gold during the 1st quarter (ending March 31, 2011) at its 100% owned El Castillo Mine ("El Castillo"), located 100 km north of the city of Durango, Mexico. Expansion on the East Side of the property and the current core drilling program continue as expected at the property. Argonaut also announced the date and location set for its annual general meeting of shareholders. The filing of a restatement of its April 11, 2011 business acquisition report was also reported.

Item 5. – Full Description of Material Change:

See attached Schedule "A".

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Peter C. Dougherty, President and Chief Executive Officer

Telephone: (775) 284-4422
e-mail: pete.dougherty@argonautgoldinc.com

Item 9. – Date of Report:

April 14, 2011



Argonaut Gold Announces Q1 Gold Production of 18,005 0unces
El Castillo Production is on target for 70-75,000 ounces in 2011

Toronto, Ontario – (April 14, 2011) Argonaut Gold Inc. ("Argonaut" or the "Company"; TSX: AR), announced today that the Company produced 18,005 ounces of gold during the 1st quarter (ending March 31, 2011) at its 100% owned El Castillo Mine ("El Castillo"), located 100 km north of the city of Durango, Mexico. Expansion on the East Side of the property and the current core drilling program continue as expected at the property.

FIRST QUARTER PRODUCTION 2011

The El Castillo mine is targeting 70-75,000 ounces at $575-$600 cash cost in 2011. Currently, production is only coming from the West Side plant. During the first quarter work continued on the East Side expansion projects at El Castillo. Core drilling began at El Castillo, which is planned to provide samples for metallurgical testing of the sulphides at the property.

FIRST QUARTER 2011 HIGHLIGHTS:

Operations
- Continued >1.5 million total tonnes mined per month in the 1st quarter of 2011
- Record ore tonnes crushed for the 1st quarter of 729,104 tonnes, 132% increase over Q1 2010
- 28,225 ounces loaded on the pad for 1st quarter, 72% increase over Q1 2010
- Gold Production of 18,005 ounces for the 1st quarter, 76% increase over Q1 2010

East Side Expansion program
- Plant wet testing and barren pipe testing have been completed
- Loading of overliner, which is required before loading ore for leaching, is underway
- East Side crushing projects are well underway

2011 Exploration Programs
- El Castillo – 1,500 meter core drill program initiated to obtain sulphide samples for metallurgical test work
  - 7 out of an estimated 16 holes of sulphide core drilling complete
- San Antonio – 10,000 meter program
  - Drilling commenced with a total 1,000 meters completed by quarter end
- La Colorado – 19,000 meter RVC program, 6,000 meter core program and Becker drill program
  - Phase I of the Becker program complete on the ROM pad and stockpiles confirming mineralization.
  - 5,900 meters of the 19,000 meter RVC program complete
  - 650 meters of the 6,000 meter Core program complete
- Currently 7 drill rigs drilling across the projects including: 3 RC rigs and 4 Core rigs

Pete Dougherty, President and CEO of Argonaut Gold noted: "First Quarter gold production continued to be strong as a result of the improvements implemented in 2010. First Quarter production was consistent with production in the fourth quarter of 2010. The production rate of 18,000 ounces of gold in Q1 is on target with our forecasted production of 70-75,000 ounces in 2011". Discussing other developments at El Castillo, Dougherty added: "Construction continued on the East Side crushing circuit, processing plant, pads and ponds. A core drilling program that will enable us to conduct metallurgical testing on the sulphides at El Castillo has begun and we look forward to the metallurgical findings."

El Castillo Operating Statistics	Q1 2011 3/31/2011	Q1 2010 3/31/2010	% Change
Mining			
Total Tonnes mined	4,759,458	2,893,334	+65%
Tonnes Ore mined	2,538,264	1,316,547	+93%
Heap Leach Pad			
ROM Tonnes Ore (direct to leach pad)	1,813,011	999,121	+82%
Tonnes Crushed	729,104	314,405	+132%
Production			
Gold Grade (g/t)	0.35	0.39	- 12%
Gold Loaded to Pad (oz)	28,225	16,430	+72%
Gold Produced (oz)	18,005	10,242	+76%
Gold Sold	18,065	8,398	+115%

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will take place on Tuesday, May 10, 2011 at 10:00 a.m. ET, and will be held at the Fairmont Royal York in the Manitoba room, located at 100 Front Street West, Toronto, Ontario, Canada.

For further information please contact the Investor Relations Department or visit our website, www.argonautgoldinc.com.

Clarifications

The Company would like to make the following clarifications in connection with the Company's press release dated April 6, 2011 (the "Press Release"):

• The title of the Press Release referred to the Company's La Colorada Project as having an 'economic' resource. The Company advises that the current resource for the La Colorada Project has not yet been elevated to constitute a mineral reserve and as such does not yet have demonstrated economic viability;

• The resource table for the La Colorada Project contained in the Press Release was intended to include the separation of the measured and indicated resource, as noted below:

Location	Class	Au Cutoff (g/t)	Tonnes>Cutoff (tonnes)	Grade>Cutoff		Contained Metal	
				Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
El Creston	Measured	0.30	1,230,000	0.837	14.82	33,000	590,000
La Colorada	Measured	0.30	2,340,000	1.160	9.17	87,000	690,000
Total	**Measured**	**0.30**	**3,570,000**	**1.049**	**11.12**	**120,000**	**1,280,000**
El Creston	Indicated	0.30	3,830,000	0.912	13.763	112,000	1,690,000
La Colorada	Indicated	0.30	11,860,000	0.979	5.682	373,000	2,170,000
Total	**Indicated**	**0.30**	**15,690,0000**	**0.963**	**7.65**	**485,000**	**3,860,000**
El Creston	M&I	0.30	5,060,000	0.894	14.019	145,000	2,280,000
La Colorada	M&I	0.30	14,190,000	1.008	6.257	460,000	2,850,000
Total	**M&I**	**0.30**	**19,250,000**	**0.978**	**8.30**	**605,000**	**5,130,000**
El Creston	Inferred	0.30	4,070,000	0.981	15.719	128,000	2,060,000
La Colorada	Inferred	0.30	16,000,000	0.883	8.036	454,000	4,130,000
Total	**Inferred**	**0.30**	**20,070,000**	**0.903**	**9.59**	**582,000**	**6,190,000**

• The chart contained in the section entitled "Stockpile and Run of Mine Pad" is supported by the following disclosure from the NI 43-10 complaint technical report entitled "Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico" dated November 30, 2009 and available on www.sedar.com:

"Run-of-Mine Pad – A stockpile of run-of-mine (uncrushed material) from the Explorationes Eldorado S.A. de C.V. ("EESA") mining period measures approximately 200 m X 400 m, and between 15 to 18 m. deep. Pediment has estimated that there is a total of 1,567,800 metres^3 of mineralized material and assuming a density of 1.6, there could be roughly 2.5 million tonnes with a grade somewhere between 0.5 and 1.0 g/t Au. This material could possibly be crushed and re-processed by heap leaching in a future mining operation.

Stockpile Dump – A moderately sized waste dump stockpile from the EESA mining period measures approximately 400 m. X 250 m. Pediment has estimated that there is a total of 5,620,000 metres^3 of mineralized material. Utilizing a density of 1.9 there could be roughly 10,670,000 million tonnes of mineralized material."

The Company has filed a restatement of its April 11, 2011 business acquisition report in connection with its acquisition of the common shares of Pediment Gold Corporation.

About Argonaut
Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production-stage El Castillo Mine in the State of Durango, Mexico, the development stage San Antonio project, the past producing La Colorada project, and the exploration stage La Fortuna project, all of which are located in Mexico.

Cautionary Note Regarding Forward-looking Statements
This news release contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from management's current expectations. Actual results may differ materially due to a number of factors. Except as required by law, Argonaut Gold Inc.. assumes no obligation to update the forward-looking information contained in this news release.

Qualified Person
Preparation of this release was supervised by Thomas Burkhart, Argonaut's Vice President of Exploration, and a Qualified Person under NI 43-101. For additional information on El Castillo please refer to the "NI 43-101 Technical Report on Resources and Reserves, Argonaut Gold Inc., El Castillo Mine, Durango State, Mexico" dated Nov. 6, 2010 and available at Argonaut's website and profile on www.sedar.com.

For more information, contact:
Argonaut Gold Inc.
Nichole Cowles
Investor Relations Manager
Tel: (775) 284-4422 x 101
Email: nichole.cowles@argonautgoldinc.com
www.argonautgoldinc.com



April 14, 2011

(By SEDAR)

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Subject: ARGONAUT GOLD INC. – Restated Business Acquisition Report

Argonaut Gold Inc. (“Argonaut”) is hereby filing a restated business acquisition report which corrects two sub-totalling calculation errors contained in the “unaudited pro forma consolidated balance sheet, as of December 31, 2010” contained in the business acquisition report filed on April 11, 2011, as shown in the following blackline:

	Argonaut Gold Inc.	**Pediment Gold Corp. (a)**						
	As reported at December 31, 2010	**As reported at September 30, 2010**	**Conforming adjustment (b)**	**As adjusted**	**Adjustments**		**Notes**	**Pro Forma Consolidated**
ASSETS					Debit	Credit		
Mineral properties, plant and equipment	$137,800,447	$5,766,603	$4,313,757	~~$147,880,807~~ $10,080,360	$171,476,904		3(b) & 3(d)	$319,357,711
Other Assets	1,636,878	226,863	-	~~1,863,714~~ 226,836				1,863,714

Note that these calculation errors do not affect the amounts previously reported in the pro forma consolidated balance sheet as at December 31, 2010 for these asset captions.

Yours truly,

ARGONAUT GOLD INC.

By: */s/ Barry Dahl*
Barry L. Dahl
Chief Financial Officer

9604 Prototype Court • Reno, Nevada 89521 • Tel: (775) 284-4422 • Fax: (775) 284-4426